EXHIBIT 99.2

[AMERICAN HOME LOGO]

FOR IMMEDIATE RELEASE

              American Home Mortgage Reports First Quarter Results

             -- Announces Record Earnings and Earnings Per Share -- -- Increases Quarterly Dividends 30% to $0.13 Per Share --

Melville, NY (April 23, 2003) -- American Home Mortgage Holdings, Inc. (NASDAQ:
AHMH), one of the nation's largest independent retail mortgage bankers, today announced first quarter 2003 earnings rose 143% to $16.3 million from $6.7 million in the first quarter of 2002. Earnings per share was $0.97 per basic share and $0.96 per diluted share.

In addition, the Board of Directors voted to increase the regular quarterly dividends to $0.13 per share from its current level of $0.10 per share and declared a dividend of $0.13 payable on July 17, 2003 to shareholders of record on July 3, 2003. In the past 12 months the Company has increased its dividend 333%.

FINANCIAL HIGHLIGHTS

      o Earnings per share on a diluted basis for the first quarter was $0.96, compared to $0.54 for the same period in 2002.

      o Revenue rose 179% to $94.6 million for the first quarter from $33.9 million for the same period in 2002.

      o Book value per share rose to $10.73 at March 31, 2003 from $7.11 at March 31, 2002.



OPERATING STATISTICS

                                                  Three Months Ended March 31st
                                                      2003             2002
                                                      ----             ----
   Total Loan Originations                       $4.3 billion     $1.9 billion
   Retail E-Commerce Loan Originations           $509 million     $513 million
   Loans Sold                                    $4.0 billion     $2.1 billion
   Applications Accepted                         $7.1 billion     $3.0 billion



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                                                            March 31st
                                                      2003             2002
                                                      ----             ----
Application Pipeline                              $5.3 billion    $1.9 billion
Number of Branches                                    206             72
Mortgage Servicing Portfolio - Total with         $8.9 billion    $0.3 billion
  Warehouse
Mortgage Servicing Portfolio - Serviced for       $7.9 billion    $0.1 billion
  Others
Weighted average note rate                             6.67%           n/a
Weighted average service fee                           .349%           n/a

Michael Strauss, Chairman and Chief Executive commented, "The first quarter of 2003 marked another period of record earnings and EPS, both of which were significantly higher than during any previous quarter in the Company's history. The environment continues to be highly supportive as extraordinary refinancing activity remains at near record levels. In addition, during the quarter, we acquired 75 mortgage origination branches from Principal Residential Mortgage increasing our total retail branch network by 57% to 206 branches from 131 branches throughout the U.S. The integration of these branches is well underway and is expected to be completed by the end of April 2003."

FIRST QUARTER HIGHLIGHTS

In the first quarter American Home benefited from continued high refinancing activity which more than offset losses from mortgage loan servicing. Refinancing accounted for 73% of loan originations compared to 72% during the fourth quarter of 2002. Total gross revenue from loan production, including net interest income, during the first quarter was $98.0 million compared to $89.6 million during the fourth quarter.

Total loan originations were $4.3 billion compared to $4.6 billion during the fourth quarter, reflecting the delayed effect of fourth quarter applications ($5.8 billion) being less than third quarter applications ($6.3 billion). Applications accepted during the first quarter rose to $7.1 billion.

The Company's gross production margin, equal to its production revenue including net interest income as a percent of its loans originated, increased to 2.31% in the first quarter from 1.93% in the fourth quarter of 2002. The increase in gross production margin in part reflects expense deferrals and increased pipeline values associated with rapid increases in loans held for sale and loans in process, as well as unusual pricing power and unusually wide net interest margins, and is not projected to be sustainable. The Company estimates that over the long term its gross production margins will range between 1.90% and 2.10%, but that there will be quarterly deviations around this expected average. The Company's long-term gross production margin estimate assumes pricing associated with an interest rate environment with limited refinancing as is expected in 2004.

During the first quarter, servicing experienced a loss of $6.4 million primarily due to $18.5 million of servicing amortization and servicing impairment. This compares to a loss from servicing of $7.1 million, including amortization and impairment of $19.1 million, in the fourth quarter of 2002. The Company did not hedge the value of its servicing during the first quarter.

The Company continued to accumulate and hold adjustable rate loans it had originated with interest rates resetting at least once every twelve months. The principal amount of such loans held at the end of the first quarter was $75.3 million.

REVISED 2003 EARNINGS GUIDANCE

During the first 14 business days of the second quarter 2003, American Home continued to receive a high volume of applications. Applications for the 14 days averaged $139.4 million per day, which would equate to a run-rate of $8.8 billion of applications for the quarter compared to actual applications of $7.1 billion for the first quarter. However, the Company projects interest rates will rise, possibly during the second quarter, and that when rates rise, applications, and subsequently loan production, will be significantly reduced.

The branches American Home acquired during the first quarter have increased its national market share to approximately 0.61%. In addition, Fannie Mae has raised its projection for national mortgage loan origination for 2003 to $3.2 trillion from its previous projection of $2.1 trillion. As a result of these factors, American Home is raising its loan production and earnings guidance for 2003. The Company now projects that during 2003 it will originate between $17.2 billion and $18.2 billion of mortgage loans and its earnings will be between $53 million and $55 million, or between $3.10 and $3.20 per diluted share.

LONG-TERM OUTLOOK

The Company also projects that its increased national market share will support its financial results when rising interest rates reduce much of today's extraordinary refinancing activity. Fannie Mae estimates that in 2004 refinancing will fall from 68% to 33% of all mortgage originations and that, in 2004, total national loan originations will be $1.6 trillion compared to $3.2 trillion in 2003. Under this scenario and given its 0.61% market share, the Company would originate approximately $9.9 billion of mortgage loans. The Company anticipates if refinancing does slow in 2004 as predicted by Fannie Mae, its servicing prepayments will slow from a current annualized rate of 52% to approximately 19%. American Home projects that in such event, it would not suffer servicing impairment, and its approximate servicing amortization expense would fall from a current annualized rate of $51.2 million to $16.0 million, positively impacting after-tax earnings by approximately $21 million. American Home projects that with the counter-cyclical benefit it expects from its servicing assets, loan production of $1.6 trillion would enable the Company to earn between $41 million and $42 million or between $2.33 and $2.43 per diluted share.


COUNTER CYCLICAL STRATEGIES REMAIN IN POSITION

The Company continues to focus on pursuing three counter-cyclical strategies to enhance its performance when rising interest rates result in lower levels of refinancing activity.

      o First, American Home will keep in place its servicing asset. Over the past three quarters the servicing asset has reduced earnings. However, when interest rates rise, amortization and impairment are expected to fall and servicing is expected to contribute to income.

      o Second, the Company will continue to pursue accretive acquisitions of mortgage originators that have similar strategies and that can be successfully integrated into the Company's operations. The Company has completed six acquisitions since its Initial Public Offering in 1999. These acquisitions are the primary reason the Company has been able to grow its branch network to 206 locations from 28 locations in 1999. The Company expects when interest rates rise, opportunities for acquisitions that meet its financial and operating criteria will increase. However no assurance can be given that additional acquisitions will be completed and no benefit from future acquisitions is included in the Company's guidance or projections.

      o Third, American Home will focus on keeping its production cost structure in line with its loan production. In this regard, the Company has developed operating plans for its forecasted volume and contingency plans for different levels of loan production.

DIVIDEND INCREASE

American Home is increasing its quarterly dividend 30% to $0.13 based on its goal of a pay-out ratio between 15% and 25% of its projected earnings and its long-term projection for earnings, once refinancing slows to normal levels. The dividend will be subject to adjustment based on market conditions and business prospects.

OTHER NEWS

      o American Home acquired 75 retail origination branches from Principal Residential Mortgage for approximately $2.4 million in cash. As a result of this acquisition, the Company welcomed into its senior management the leadership of the acquired branches: Ron Rosenblatt, Senior Vice President, Doug Norman, Vice President and Curt Sedgley, Vice President.

      o Pro Forma with the acquired branches, the Company became the 15th largest retail mortgage lender in the United States according to the National Mortgage News survey, surpassing Wachovia, CTX Mortgage and Sun Trust Mortgage.

      o The Company began developing a vendor services company that will expand the Company's title insurance offerings, and will offer appraisal and flood hazard certification management services.

      o American Home expanded its senior management team with three key additions: Mark Filler, Head of Mergers and Acquisitions, Alan Horn, General Counsel and Robert Bernstein, Controller.

      o The Company progressed with its plan of renaming its retail offices under one common brand, which may lead to the eventual renaming of the Company.

      o American Home remains committed to its acquisition of Valley Bank. As previously reported, the acquisition agreement between American Home and Valley Bancorp has been extended through June 2003. The Company will continue to provide updates to the progress of this transaction as appropriate.

CONFERENCE CALL

American Home Mortgage will hold an investor conference call to discuss first quarter earnings at 10:30 a.m. Eastern Time, on Wednesday April 23, 2003. Interested parties may listen to the call by visiting the American Home corporate website: www.americanhm.com Shareholder Information section to listen to the conference call webcast, live. A replay of the call will be available starting at 12 Noon EST on Wednesday, April 23, 2003 through Wednesday, May 7, 2003 at 12:00 A.M. EST.

ABOUT AMERICAN HOME MORTGAGE

American Home Mortgage Holdings, Inc. is an independent retail originator of residential mortgage loans both online and offline and also services loans for itself and other loan investors. Its online operation, MortgageSelect is a leader in online closed loan volume and has outperformed its online competitors in terms of profitability. Offline, the Company has grown organically and by acquisition and with the retail branch network it is in the process of acquiring, American Home now has 206 community loan offices across the country. For additional information, please visit the Company's Web site at www.americanhm.com.

                                     ####

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains statements about future events and expectations, which are "forward-looking statements." Any statement in this release that is not a statement of historical fact, including, but not limited to earnings guidance and forecasts, and projections of financial results, may be deemed to be a forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the Company's actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific factors that might cause such a difference include, but are not limited to: the potential fluctuations in the Company's operating results; the Company's potential need for additional capital, the direction of interest rates and their subsequent effect on the Company's business, federal and state regulation of mortgage banking; the Company's competition; the Company's ability to attract and retain skilled personnel; and those risks and uncertainties discussed in filings made by the Company with the Securities and Exchange Commission, including those risks and uncertainties contained under the Securities and Exchange Commission.

CONTACTS:

Ogilvy Public Relations Worldwide
John D. Lovallo
212-880-5216
john.lovallo@ogilvypr.com

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                      AMERICAN HOME MORTGAGE HOLDINGS, INC
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                        (In thousands except share data)
                                   (Unaudited)

                                                         Three Months Ended
                                                              March 31,
                                                         2003           2002
                                                         ----           ----

 Gain on sale of mortgage loans                    $     88,211    $     30,633
 Interest income - net                                    9,800           2,997

 Loan servicing fees                                     12,097            --
 Amortization and impairment                            (18,482)           --
                                                   ------------    ------------
    Net loan servicing fees (loss)                       (6,385)           --

 Other                                                    2,928             312
                                                   ------------    ------------
                                                         94,554          33,942
                                                   ------------    ------------

 Salaries, commissions and benefits, net                 44,647          15,002
 Occupancy and equipment                                  5,623           2,381
 Data processing and communications                       3,079           1,434
 Office supplies and expenses                             3,023           1,136
 Marketing and promotion                                  2,799           1,576
 Travel and entertainment                                 1,987             655
 Professional fees                                        1,841             535
 Other                                                    3,665             800
                                                   ------------    ------------
                                                         66,664          23,519
                                                   ------------    ------------

 Net income before income taxes                          27,890          10,423
 Income taxes                                            11,577           3,719
                                                   ------------    ------------

 Net income                                        $     16,313    $      6,704
                                                   ============    ============

 Per share data:
   Basic                                           $       0.97    $       0.56
   Diluted                                         $       0.96    $       0.54
   Weighted average number of shares - basic         16,750,960      12,066,669
   Weighted average number of shares - diluted       17,015,681      12,529,918


                                                                               6
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                      AMERICAN HOME MORTGAGE HOLDINGS, INC
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                        (In thousands except share data)
                                   (Unaudited)

                                                     March 31,    December 31,
                                                        2003          2002
                                                        ----          ----
Assets
  Cash and cash equivalents                         $    31,019   $    24,416
  Mortgage loans held for sale - net                  1,011,040       811,188
  Mortgage servicing rights - net                        96,373       109,023
  Goodwill                                               51,148        50,932
  Other assets                                          130,669       123,491
                                                    -----------   -----------

    Total assets                                    $ 1,320,249   $ 1,119,050
                                                    ===========   ===========

Liabilities
  Lines of credit:
    Warehouse                                       $   901,741   $   728,465
    Servicing                                            63,700        66,000
  Other liabilities                                     174,768       160,489

Stockholders' equity                                    180,040       164,096
                                                    -----------   -----------

    Total liabilities and stockholders' equity      $ 1,320,249   $ 1,119,050
                                                    ===========   ===========

Number of shares outstanding - Basic                 16,774,913    16,717,459